                                                                       Exhibit 1
                                                                       ---------

Unaudited Consolidated Financial Results for Silverline Technologies Limited and its Subsidiaries for the quarter ended December 31, 2001 in U.S. Dollars.

Silverline Technologies Posts Revenues of $41.6 million or Rs. 199.5 crores for Fiscal Third Quarter, Ended December 31, 2001

Mumbai, India and Piscataway, NJ July 5, 2002: Silverline Technologies (NYSE - SLT; BSE - SLVR), an international software development and integration services firm, today announced financial results for its third fiscal quarter, ended December 31, 2001.

Note: Currency exchange rate used for conversion is Rs. 48.01  per $US 1.

Highlights for the quarter ended December 31, 2001

Revenue for the quarter was $ 41.6 million or Rs. 199.5 crores compared to $41.5 million or Rs. 193.7 crores in the third fiscal quarter ended December 31, 2000. Revenue grew marginally by 0.13 % primarily due to reduction in the billing rates initiated to counter the difficult business environment. Gross margins therefore declined by 9.6% to $ 15.6 million or Rs. 74.8 crores as compared to $
17.2 million or Rs. 80.5 crores in the third fiscal quarter ended December 31, 2000.

EBITDA increased by 14.4% to $4.4 million or Rs. 21.1 crores compared to $ 3.8 million or Rs. 17.9 crores for the quarter ended December 31, 2000. The improvement in the EBITDA, despite lower gross margin, by $ 0.6 million or Rs.
3.18 crores was attributable to reduction in selling general and administration expenses by 16.5% to $ 11.2 million or Rs. 53.7 crores from $ 13.4 million or Rs. 62.6 crores for the quarter ended December 31, 2000, as a result of the restructuring exercise of the global operations initiated in June 2001.

Net income before increases in non-cash charges of $ 4.8 million from depreciation and amortisation arising substantially from the SeraNova acquisition / business combination and non-recurrent items pertaining to the integration of SeraNova UK operations, was ($ 0.8 million) or (Rs. 3.9 crores). Other income/(expenses) declined by $ 2.4 million to ($ 1.4 million) or (Rs.6.7 crores) compared to $ 1.0 million or Rs. 4.5 crores due to increase in the finance expenses following a higher working capital utilization.

Fully diluted cash earnings per share for the quarter ended December 31, 2001, were $0.02 or Rs. 1.18, compared to $0.08 or Rs. 3.84 in the corresponding period a year back. Fully diluted cash earnings per ADS (1 ADS = 2 common shares) were $0.05 or Rs. 2.37, compared to $0.16 or Rs. 7.67 for the quarter ended December 31, 2000. Fully diluted earnings per share for the quarter ended December, 2001, were ($0.07) or (Rs. 3.36) compared to $0.04 or Rs. 1.87 in the corresponding period a year back. On an ADS basis, the fully diluted earnings per ADS were ($0.13) compared to $0.08 in the prior period.

During the quarter, Silverline successfully completed 15 projects and started 10 new projects for various clients. Additionally, Silverline signed agreements with 5 new clients during the quarter. Enterprise portals, Silverline's Guestlogix, wireless technology, ePayments, point of sale (POS), and order processing systems, among others, were some of the key areas of work during the quarter. Silverline also setup dedicated offshore development teams for some of it's clients in America and Europe. Silverline launched "CATER", component architecture to enable re-use, a program to take inventory of all re-usable components across key clients. Inventory of components such as APIs, gadgets, connectors, and interfaces with our clients would enable us to provide cost effective solutions and reduce our time to market.

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIRIES
-----------------------------------------------

Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021,India.
------------------------------------------------------------------------

Consolidated income statement (unaudited) for 3rd quarter ended
December 31, 2001
-------------------------------------------------------------------------------

                                                                                                 in U.S.$
----------------------------------------------------------------------------------------------------------
                                                                             Quarter ended December 31,
                                                           -----------------------------------------------
                                                                             2001                   2000
----------------------------------------------------------------------------------------------------------
Revenue                                                                   41,554,931           41,500,755
Cost of Revenue                                                           25,974,361           24,264,348
Gross Profit                                                              15,580,569           17,236,407

Selling, General and Administrative                                       11,187,971           13,400,395

EBITDA                                                                     4,392,599            3,836,012

Deferred Stock Compensation                                                   24,999                    -
Depreciation                                                               2,705,978            1,449,461
Amortization                                                               3,490,408            1,351,386
Total Operating Expenses                                                   6,221,385            2,800,847

Other Income/(Expenses), net                                              (1,393,935)             958,559

Income Before Income Taxes                                                (3,222,721)           1,993,724

Provision for Income Taxes                                                   886,522             (887,094)

Income Before Extraordinary Items                                         (4,109,243)           2,880,818

Extraordinary Items (net of taxes)                                         1,502,644                    -

Net Income                                                                (5,611,887)           2,880,818
----------------------------------------------------------------------------------------------------------

EPS

Basic EPS                                                                    $ (0.07)              $ 0.04
Diluted EPS                                                                  $ (0.07)              $ 0.04

Basic Earnings per ADS                                                       $ (0.13)              $ 0.08
Diluted Earnings per ADS                                                     $ (0.13)              $ 0.08

Cash EPS *

Fully Diluted Cash EPS                                                        $ 0.02               $ 0.08
Fully Diluted Cash Earnings per ADS                                           $ 0.05               $ 0.16


Basic shares outstanding                                                  85,654,884           69,135,246
Fully Diluted Shares Outastanding                                         85,654,884           69,793,153
----------------------------------------------------------------------------------------------------------

Cash Earnings are computed as Net income plus Amorotisation plus tax effected depreciation plus extraordinary item